Exhibit 99.1

PRESS RELEASE

Immatics Announces Full Year 2024 Financial Results and Business Update

•	Randomized-controlled Phase 3 trial, SUPRAME, to evaluate ACTengine® IMA203 TCR-T (PRAME) in advanced melanoma patients; first patient randomized and enrollment continues as planned

•	ACTengine® IMA203 TCR-T (PRAME): Phase 1b IMA203 data published in October 2024 demonstrated a confirmed ORR of 54%, 12.1 months mDOR, 6 months mPFS and OS not reached at a mFU time of 8.6 months in advanced melanoma patients; next data update on Phase 1b trial with extended follow-up planned in 2025

•	Second-generation ACTengine® IMA203CD8 TCR-T (PRAME): Phase 1a data published in November 2024 showed enhanced pharmacology and potency, demonstrating potential to address solid tumor indications with both high- and medium-level PRAME copy numbers; dose escalation advancing as planned; next data update including ovarian cancer data planned in 2025

•	TCER® IMA402 (PRAME): Phase 1a data published in November 2024 demonstrated a favorable tolerability profile and initial clinical anti-tumor activity associated with dose and PRAME expression; dose escalation advancing as planned; next data update planned in 2025

•	TCER® IMA401 (MAGEA4/8): Phase 1a data published in September 2024 demonstrated clinical anti-tumor activity in multiple tumor types and manageable tolerability profile; monotherapy and checkpoint inhibitor combination dose refinement ongoing; next data update with a focus on head and neck cancer planned in 2025

•	Cash and cash equivalents as well as other financial assets amount to $628.0 million[1] (€604.5 million) as of December 31, 2024; updated cash reach into 2H 2027

Houston, Texas and Tuebingen, Germany, March 27, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of Month 31, 2024 (1 EUR = 1.0389 USD).

Immatics Press Release March 27, 2025	1 | 15

business update and reported financial results for the quarter and full year ended December 31, 2024.

"2025 will be marked by milestones across our TCR-T and TCR Bispecifics clinical portfolio, including advancing two of our main objectives for this year: firstly, reporting data on solid cancer types beyond melanoma, such as ovarian cancer, head and neck cancer and others and secondly, demonstrating that our next-generation, half-life extended TCR Bispecifics can deliver meaningful response rates in advanced solid cancer patients," said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. "Additionally, the initiation of SUPRAME, the Phase 3 trial for our lead TCR-T cell therapy, IMA203, represents a transformative step in Immatics' journey towards becoming a commercial-stage enterprise. We believe IMA203 offers patients and their treating physicians a cell therapy with impressive response rates and favorable tolerability in advanced melanoma. Notably, it requires no surgery or biopsy, has a fast turnaround time and a high manufacturing success rate. We are committed to rapidly delivering the first TCR therapeutic targeting PRAME to the market and to cancer patients, serving their unmet medical needs.”

Full Year 2024 and Subsequent Company Progress

ACTengine® Cell Therapy Programs

ACTengine® IMA203 (PRAME)

IMA203 is Immatics’ lead TCR-T cell therapy, currently being evaluated in a Phase 3 trial (SUPRAME) in patients with previously treated advanced melanoma. IMA203 has the potential to become the first TCR therapeutic targeting PRAME to enter the market. In parallel, Immatics is priming its in-house, state-of-the-art TCR-T manufacturing facility to serve its planned commercial supply. In addition to maximizing the PRAME cell therapy opportunity, Immatics plans to expand IMA203 into uveal melanoma through the ongoing Phase 1b clinical trial. The current addressable patient population of PRAME/HLA-A*02:01-positive 2L unresectable or metastatic cutaneous melanoma in the US and EU52 is ~7,300 plus ~1,300 uveal melanoma patients in the US and EU5.

Clinical and commercial development plan for ACTengine® IMA203 TCR-T

Based on the positive Phase 1b clinical data presented in 2024 and supported by the FDA RMAT designation3, Immatics has advanced its lead TCR-T product candidate, IMA203 targeting PRAME, into a randomized-controlled Phase 3 trial, called “SUPRAME” (NCT06743126). The trial commenced in December 2024. The first patient was randomized in the United States and enrollment continues as planned.

2 France, Germany, Italy, Spain, United Kingdom.

3 Includes all benefits of Breakthrough Therapy Designation.

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SUPRAME is a prospective, multicenter, open-label, randomized-controlled Phase 3 clinical trial evaluating the efficacy, safety and tolerability of IMA203 TCR-T in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a checkpoint inhibitor. 360 HLA-A*02:01-positive patients will be randomized 1:1 to treatment with IMA203 or investigator’s choice of selected approved treatments in the 2L setting (nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel (US), chemotherapy). Based on the Company’s discussions with the FDA, the primary endpoint for seeking full approval will be blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Given the expected median PFS of 2-3 months in this patient population4, as well as the median PFS of 6 months (> 1 year in patients with deep responses) observed in the data from the IMA203 Phase 1b trial, the Company has determined that utilizing PFS as the primary endpoint is the fastest pathway to seeking full approval and presents a more attractive commercial positioning as compared to objective response rate (ORR). Secondary endpoints for the trial include ORR, safety, DOR, OS and patient-reported outcomes.

The trial is planned to run internationally with approximately 50 sites in the United States and Europe.

Patient enrollment for SUPRAME is forecasted to be completed in 2026. A pre-specified interim data analysis will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death)5 anticipated to occur after approximately 200 patients are enrolled in 1Q 2026. The final analysis is planned for 4Q 2026. Immatics aims to submit a Biologics License Application (BLA) in 1Q 2027 for full approval and to launch IMA203 in 3Q 2027.

In addition to cutaneous melanoma, Immatics intends to expand the IMA203 TCR-T opportunity to treat uveal melanoma patients and will continue to evaluate IMA203 in this patient population through the ongoing Phase 1b trial.

4 Ascierto et al., 2023, Diab et al., 2024

5 Centrally assessed by BICR using RECIST v1.1.

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Manufacturing capabilities

Immatics’ proprietary manufacturing process, timeline, capabilities and facility support late-stage clinical and commercial cell therapy development and supply.

IMA203 products are manufactured from a patient's leukapheresis (with no surgery required) within 7 days, followed by 7-day QC release testing at >95% success rate6 to achieve the target dose (1-10x109 TCR-T cells). The Company’s state-of-the-art ~100,000 sq. ft. R&D and GMP manufacturing facility in the Houston Metropolitan Area was built with a modular design for efficient and cost-effective scalability (total of 8 manufacturing suites, plus further expansion space) to serve early-stage and registration-directed clinical trials as well as planned commercial supply. Through in-house manufacturing and QC testing, Immatics aims to better control the manufacturing process, shorten the turnaround time, ensure the manufacturing success rate and quality of the product and realize potential cost efficiencies, including manufacturing capacity optimization through scalability for a competitive and profitable commercial cell therapy product.

Clinical data on ACTengine® IMA203 TCR-T as of October 2024

On October 10, 2024, Immatics provided a data update on IMA203 monotherapy in 28 heavily pretreated metastatic melanoma patients from the ongoing Phase 1b dose expansion part of the clinical trial in which patients were treated at the recommended Phase 2 dose (RP2D, 1 to 10 billion total TCR-T cells).

As of the data cut-off on August 23, 2024, treatment with IMA203 monotherapy in this melanoma patient population has demonstrated:

•	Confirmed objective response rate of 54% and an objective response rate of 62%

•	Disease control rate of 92% and tumor shrinkage in 88% of patients

•	12.1 months median duration of response, 6 months median progression-free survival and >1-year median progression-free survival in patients with deep responses

•	Median overall survival has not yet been reached at a median follow-up time of 8.6 months

IMA203 monotherapy has maintained a favorable tolerability profile with no treatment-related Grade 5 events in the entire safety population (N=70 Phase 1a and Phase 1b patients across all dose levels and all tumor types).

Immatics plans to present updated clinical data from the Phase 1b trial, including patients reported previously with longer follow-up and additional uveal melanoma patients, in 2025.

6 As of August 23, 2024.

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ACTengine® IMA203CD8 TCR-T (GEN2) Monotherapy (PRAME)

IMA203CD8 is the Company’s second-generation cell therapy product candidate targeting PRAME. Given its pharmacology profile, once the target dose is reached, the Company intends to pursue the clinical development of this product in PRAME-positive solid cancers beyond melanoma, starting with gynecologic cancers.

On November 8, 2024, Immatics announced updated Phase 1 dose escalation clinical data on its next-generation ACTengine® IMA203CD8 TCR-T cell therapy in 44 heavily pretreated HLA-A*02:01 and PRAME-positive patients with solid tumors, thereof 41 patients being evaluable for efficacy. Of note, these patients had been treated at substantially lower doses than IMA203 (GEN1), i.e. in a range of 0.2-0.48x109 TCR-T cells/m2 BSA (dose level 3) to 0.801-1.2x109 TCR-T cells/m2 BSA (dose level 4c) T cells infused.

As of the data cut-off on September 30, 2024, treatment with IMA203CD8 monotherapy demonstrated:

•	Confirmed objective responses observed in 41% of patients (at low doses, dose escalation ongoing)

•	Median duration of response of 9.2 months at a median follow-up of 13.1 months

•	Tumor shrinkage of target lesions in 84% of patients and disease control rate at week 6 of 85%

•	10 out of 17 responses were ongoing, of which three confirmed responses were ongoing at 14+, 15+ and 24+ months

•	Deep responses with ≥50% tumor size reduction were observed in 11 out of 17 responders. This group included two patients with complete response of target lesions, of which one patient showed a complete metabolic response according to a PET-CT scan

IMA203CD8 monotherapy has maintained a manageable tolerability profile in the 44 patients treated.

Based on the enhanced pharmacology of IMA203CD8 demonstrated in this trial, the evaluation of higher doses of IMA203CD8 in the ongoing dose escalation trial opens the possibility of addressing hard-to-treat solid tumor indications with both high- and medium-level PRAME copy numbers, such as ovarian cancer, uterine cancer, squamous non-small cell lung carcinoma, triple negative breast cancer and others.

The next clinical data update including dose escalation and ovarian cancer is planned in 2025.

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TCR Bispecifics Programs

TCER® IMA402 (PRAME)

To expand the PRAME opportunity to additional solid cancer types and earlier lines of treatment, the Company is focusing on its half-life extended TCR Bispecific, IMA402. Upon delivering clinical proof-of-concept (“PoC”) in last-line melanoma, Immatics plans to explore its potential in gynecologic cancers, sqNSCLC, breast cancer and other solid tumor indications as well as earlier lines of solid cancers, such as first-line (1L) cutaneous melanoma.

On November 18, 2024, Immatics announced the first clinical data update from the ongoing Phase 1 dose escalation trial evaluating its next-generation, half-life extended TCR Bispecific molecule, TCER® IMA402 targeting PRAME, in 33 heavily pretreated (3 median lines of prior therapies) HLA-A*02:01-positive patients with recurrent and/or refractory solid tumors.

As of the data cut-off on November 6, 2024, treatment with IMA402 demonstrated a favorable tolerability profile in the 33 patients treated.

Early pharmacokinetic data indicated a median half-life of approximately seven days, potentially enabling bi-weekly dosing. Initial signs of clinical anti-tumor activity have been observed and are associated with PRAME expression and IMA402 dose levels administered (up to 4 mg at DL8).

•	In the PRAME-negative patient population across all doses and indications, only one patient out of seven (14%) showed tumor shrinkage of -2.9%

•	25% (3/12) of patients (PRAME+ or not tested) treated at low doses (DL1-6) showed tumor shrinkage, including one unconfirmed partial response in cutaneous melanoma

•	78% (7/9) of patients (PRAME+ or not tested) treated at relevant doses (8 patients at DL7 and 1 patient at DL8) experienced shrinkage of their target lesions, including one confirmed partial response in melanoma ongoing at 3 months and three patients with ongoing stable disease at 6+ weeks (cut. melanoma), 3 months (ovarian cancer), 8+ months (uveal melanoma)

Based on the initial signs of dose-dependent and PRAME target expression-dependent clinical activity observed during dose escalation, the Company will continue to evaluate IMA402 at higher dose levels to determine the optimal therapeutic dose.

As of March 27, 2025, dose escalation remains ongoing at DL10 (8 mg) with MTD not reached.

The next update on the Phase 1a trial with clinical data at relevant dose levels in second-line and later melanoma is planned in 2025.

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TCER® IMA401 (MAGEA4/8)

Immatics is further harnessing the potential of its proprietary bispecific platform to develop innovative therapeutics and unlock more cancer types. The Company’s half-life extended TCR Bispecific, IMA401 targeting MAGEA4/8, is progressing through a Phase 1 trial in patients with sqNSCLC, HNSCC, bladder cancer and other solid tumor indications, with the primary goal of developing this product candidate in earlier treatment lines.

On September 16, 2024, Immatics announced the proof-of-concept clinical data for the first candidate of its next-generation, half-life extended TCR Bispecifics platform, TCER® IMA401 (MAGEA4/8), during an oral presentation at the European Society for Medical Oncology (ESMO) Congress 2024.

As of data cut-off on July 23, 2024, 35 heavily pretreated patients with recurrent and/or refractory solid tumors were treated with IMA401 monotherapy across nine escalating dose levels. The treated patient population was composed of patients with 16 different solid tumor indications who were both HLA-A*02:01 and MAGEA4/8-positive, had received a median of four and up to eight lines of prior systemic treatments and the majority had an ECOG performance status of ≥ 1.

Proof-of-concept clinical data from the Phase 1a first-in-human dose escalation basket trial showed initial anti-tumor activity in multiple tumor types, durable objective responses, including confirmed responses ongoing at 13+ months, a manageable tolerability profile and a half-life of 14+ days.

Treatment with IMA401 monotherapy in patients with relevant IMA401 doses and MAGEA4/8high levels (N=17) demonstrated:

•	Objective response rate of 29% with confirmed responses observed in 25% of patients

•	Disease control rate of 53% and tumor shrinkage of 53%

As the clinical trial progresses, the Company aims to further leverage the potential of IMA401 by focusing on the enrollment of indications with high MAGEA4/8 target expression, such as lung and head and neck cancer patients, seeking to optimize the treatment schedule. By further combining IMA401 with a checkpoint inhibitor, Immatics aims to generate relevant clinical data to position IMA401 as a combination therapy in earlier treatment lines.

The next update on IMA401 Phase 1a data, with a focus on head and neck cancer, is expected in 2025, and the Company plans to share data with a focus on non-small cell lung carcinoma in 2026.

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Corporate Development

•	IMA203 and mRNA Combination (Moderna collaboration): In February 2025, the FDA granted IND clearance for a Phase 1 trial evaluating Immatics’ IMA203 PRAME TCR-T in combination with Moderna’s PRAME adaptive immune modulating therapy. The objective of the combination is to further enhance IMA203 T cell responses with the potential to significantly reduce turn-around time and costs through the infusion of a much lower cell dose. The first-in-human, Phase 1a/1b trial is a multicenter, open-label, dose escalation/de-escalation (adaptive design) trial evaluating the safety, tolerability and efficacy of the combination therapy in up to 15 patients with advanced or recurrent cutaneous melanoma and synovial sarcoma. Immatics is responsible for conducting the Phase 1 trial. Each party retains full ownership of its investigational PRAME compound, and the parties will fund the clinical study on a cost sharing basis. In November 2024, Immatics presented preclinical proof-of-concept data at SITC supporting this combination.

•	In September 2024, Immatics regained full clinical development and commercialization rights to IMA401 due to ongoing portfolio prioritization efforts within Bristol Myers Squibb. The Phase 1 trial with IMA401 is ongoing and will continue to be conducted by Immatics.

Full Year 2024 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total $628.0 million1 (€604.5 million) as of December 31, 2024, compared to $442.5 million1 (€425.9 million) as of December 31, 2023. The increase is mainly due to the public offering in January and October 2024, partly offset by ongoing research and development activities.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $161.9 million1 (€155.8 million) for the year ended December 31, 2024, compared to $56.1 million1 (€54.0 million) for the year ended December 31, 2023. The increase is mainly the result of the one-time revenue associated with the termination of the IMA401 and ACTallo® collaborations by Bristol Myers Squibb during the year ended December 31, 2024.

Research and Development Expenses: R&D expenses were $153.9 million1 (€148.1 million) for the year ended December 31, 2024, compared to $123.3 million1 (€118.7 million) for the year ended December 31, 2023. The increase mainly resulted from costs associated with the advancement of the product candidates in clinical trials.

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General and Administrative Expenses: G&A expenses were $48.2 million1 (€46.4 million) for the year ended December 31, 2024, compared to $39.7 million1 (€38.2 million) for the year ended December 31, 2023.

Net Profit and Loss: Net profit was $15.8 million1 (€15.2 million) for the year ended December 31, 2024, compared to a net loss of $98.3 million1 (€94.6 million) for the year ended December 31, 2023. The net profit largely resulted from the one-time revenue from collaborations, offset by ongoing expenses.

Full financial statements can be found in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on March 27, 2025, and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

•	Bank of America Healthcare Conference, Las Vegas (NV) – May 13 - 15, 2025

•	Jefferies Global Healthcare Conference, New York (NY) – June 3 - 5, 2025

To see the full list of events and presentations, visit https://investors.immatics.com/events-presentations.

- END -

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials

Immatics Press Release March 27, 2025	9 | 15

(including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Consolidated Statement of Profit and Loss of Immatics N.V.

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	155,835	53,997	172,831
Research and development expenses	(148,079)	(118,663)	(106,779)
General and administrative expenses	(46,449)	(38,198)	(36,124)
Other income	78	1,139	26
Operating result	(38,615)	(101,725)	29,954
Change in fair value of liabilities for warrants	17,264	(2,079)	10,945
Other financial income	44,018	13,850	9,416
Other financial expenses	(1,321)	(7,040)	(8,279)
Financial result	59,961	4,731	12,082
Profit/(loss) before taxes	21,346	(96,994)	42,036
Taxes on income	(6,128)	2,345	(14,333)
Net profit/(loss)	15,218	(94,649)	27,703
Net profit/(loss) per share:
Basic	0.14	(1.18)	0.41
Diluted	0.14	(1.18)	0.40

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Immatics N.V. and subsidiaries

Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Year ended December 31,
	2024	2023	2022
	(Euros in thousands)
Net profit/(loss)	15,218	(94,649)	27,703
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	2,667	(155)	2,464
Total comprehensive income/(loss) for the year	17,885	(94,804)	30,167

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Immatics N.V. and subsidiaries

Consolidated Statement of Financial Position of Immatics N.V.

	As of December 31,
	2024	2023
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	236,748	218,472
Other financial assets	367,704	207,423
Accounts receivables	5,857	4,093
Other current assets	19,246	19,382
Total current assets	629,555	449,370
Non-current assets
Property, plant and equipment	50,380	43,747
Intangible assets	1,629	1,523
Right-of-use assets	13,332	13,308
Other non-current assets	1,250	2,017
Total non-current assets	66,591	60,595
Total assets	696,146	509,965
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	20,693	25,206
Deferred revenue	35,908	100,401
Liabilities for warrants	1,730	18,993
Lease liabilities	2,851	2,604
Other current liabilities	6,805	9,348
Total current liabilities	67,987	156,552
Non-current liabilities
Deferred revenue	34,161	115,527
Lease liabilities	13,352	12,798
Other non-current liabilities	—	4
Deferred tax liability	5,804	7,466
Total non-current liabilities	53,317	135,795
Shareholders’ equity
Share capital	1,216	847
Share premium	1,162,136	823,166
Accumulated deficit	(589,541)	(604,759)
Other reserves	1,031	(1,636)
Total shareholders’ equity	574,842	217,618
Total liabilities and shareholders’ equity	696,146	509,965

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Immatics N.V. and subsidiaries

Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2024	2023

Cash flows from operating activities
Net profit/(loss)	15,218	(94,649)
Taxes on income	6,128	(2,345)
Profit/(loss) before tax	21,346	(96,994)
Adjustments for:
Interest income	(25,001)	(13,845)
Depreciation and amortization	12,225	7,234
Interest expenses	886	831
Equity-settled share-based payment	17,642	20,705
Net foreign exchange differences and expected credit losses	(18,706)	6,861
Change in fair value of liabilities for warrants	(17,264)	2,079
(Gains)/losses from disposal of fixed assets	1	(150)
Changes in:
(Increase)/decrease in accounts receivables	(1,764)	(2,982)
(Increase)/decrease in other assets	(2,061)	(1,387)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	(160,053)	85,999
Interest received	15,605	10,167
Interest paid	(886)	(290)
Income tax paid	—	—
Net cash provided by/(used in) operating activities	(158,030)	18,228
Cash flows from investing activities
Payments for property, plant and equipment	(16,272)	(30,799)
Payments for intangible assets	(208)	(158)
Proceeds from disposal of property, plant and equipment	2	150
Payments for investments classified in Other financial assets	(450,349)	(415,325)
Proceeds from maturity of investments classified in Other financial assets	314,440	414,744
Net cash (used in)/provided by investing activities	(152,387)	(31,388)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	343,010	90,404
Transaction costs deducted from equity	(21,314)	(2,039)
Repayment of lease liabilities	(2,012)	(3,849)
Net cash provided by/(used in) financing activities	319,684	84,516
Net increase/(decrease) in cash and cash equivalents	9,267	71,356
Cash and cash equivalents at beginning of the year	218,472	148,519
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	9,009	(1,403)
Cash and cash equivalents at end of the year	236,748	218,472

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Immatics N.V. and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	2,464	2,464
Net profit	—	—	27,703	—	27,703
Comprehensive income for the year	—	—	27,703	2,464	30,167
Equity-settled share-based compensation	—	22,570	—	—	22,570
Share options exercised	—	311	—	—	311
Issue of share capital – net of transaction costs	138	126,104	—	—	126,242
Balance as of December 31, 2022	767	714,177	(510,110)	(1,481)	203,353
Balance as of January 1, 2023	767	714,177	(510,110)	(1,481)	203,353
Other comprehensive loss	—	—	—	(155)	(155)
Net loss	—	—	(94,649)	—	(94,649)
Comprehensive loss for the year	—	—	(94,649)	(155)	(94,804)
Equity-settled share-based compensation	—	20,705	—	—	20,705
Share options exercised	—	139	—	—	139
Issue of share capital – net of transaction costs	80	88,145	—	—	88,225
Balance as of December 31, 2023	847	823,166	(604,759)	(1,636)	217,618
Balance as of January 1, 2024	847	823,166	(604,759)	(1,636)	217,618
Other comprehensive income	—	—	—	2,667	2,667
Net profit	—	—	15,218	—	15,218
Comprehensive income for the year	—	—	15,218	2,667	17,885
Equity-settled share-based compensation	—	17,642	—	—	17,642
Share options exercised	1	1,114	—	—	1,115
Issue of share capital – net of transaction costs	368	320,214	—	—	320,582
Balance as of December 31, 2024	1,216	1,162,136	(589,541)	1,031	574,842

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